

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 27, 2014

Via E-mail
Udi Gilboa
Chief Financial Officer
Bio Blast Pharma Ltd.
35 Ahad Ha'am St.
Tel Aviv 6520206 Israel

>   **Re: Bio Blast Pharma Ltd.**
>   **Amendment No. 1 to Registration Statement on Form F-1**
>   **Filed March 17, 2014**
>   **File No. 333-193824**

Dear Mr. Gilboa:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to our prior comment 4. For the first graphic on the page after the prospectus cover page, we do not find the context you provided to make the map sufficiently clear to an investor. Specifically, while most of the pinpoints on the map reference a specific institution, the pinpoints for Germany and China are much more general. Without further context, it is unclear why "Absorption Systems" and "Protein labs" would be considered "centers of excellence." In addition, you have not described your "operation mode" or the nature of collaboration. Please remove this graphic.

2.   For the second graphic on the page before the table of contents, we note your reference to a Phase 2 clinical trial for SCA3 anticipated in Q3 2014. Please be advised that including reference in a pipeline table to anticipated clinical trials is inappropriate. We also note you have not provided any context or definitions for the terms used in the graphic. Please eliminate the product pipeline table in its entirety. In this regard, we note

a similar chart appears on page 2 with context and definitions to enable a prospective investor to understand the presentation.

3. We note your response to our prior comment 5. However, we do not find all of the images in your registration statement to be easily readable. Specifically, all of the images on page 66 appear to contain writing that is illegible in their current format. Please remove the images contained on page 66.

Business
Product Candidates – Disease background, rationale for treatment…, page 62

4. We note your response to our prior comment 21. However, although you reference the prevalence of many diseases in several different geographic locations, you have not provided a numerical estimate of the number of people for each geographic location that are affected by such disease. For example, you state on page 64 that OPMD "is more prevalent among people of French Canadian origin residing in Canada and in the U.S.," but you do not include a numerical estimate of the number of people in Canada who are affected by the disease. Please revise your discussion of market potential for each disease to include an estimated number of people affected for each geographical location mentioned.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Christina De Rosa at (202) 551-3577, John Krug at (202) 551-3862 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ *Daniel Greenspan for*

Jeffrey P. Riedler
Assistant Director

cc: Via E-mail
        Shy S. Baranov, Esq.
        Zysman, Aharoni, Gayer and
        Sullivan & Worcester LLP
        1633 Broadway
        New York, NY 10019